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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                               For October 2, 2001

                                HAVAS ADVERTISING
                 (Translation of registrant's name into English)


                               84, rue de Villiers
                          92683 Levallois-Perret Cedex
                                     France
                    (Address of principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

          Form 20-F [X]                                Form 40-F[ ]

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                Yes [ ]                                      No [X]


     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________





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                                HAVAS ADVERTISING

     On October 2, 2001, Havas Advertising issued a press release announcing the approval by its Board of Directors of the results for the first half of 2001. Attached as Item 1 to this Report on Form 6-K is the text of the October 2, 2001 press release.



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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                    HAVAS ADVERTISING
                                    (Registrant)


Date: October 4, 2001               By:   /s/ R. John Cooper
                                         ---------------------------------------
                                         Name:  R. John Cooper
                                         Title: Executive Vice President and
                                                 General Counsel



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                                HAVAS ADVERTISING

                                INDEX TO EXHIBITS

Item
----

1.     Press release issued by Havas Advertising on October 2, 2001.